Exhibit 99.1

NEWS RELEASE

OLYMPUS CONFIRMS DEPTH AND STRIKE EXTENTIONS AT BAU CENTRAL, EAST MALAYSIA.

➢	40.00m @ 4.67 g/t Au in BYDDH02.
➢	47.35m @ 4.53 g/t Au in BYDDH04.
➢	12.00m @ 3.35 g/t Au and 6m @ 8.56 g/t Au in BYDDH06.
➢	8.60m @ 24.07 g/t Au in BYDDH09.
➢	15.90m @ 7.35 g/t Au in BYDDH12, including 5.0m @ 18.16g/t Au.

Toronto, October 4, 2011 - Olympus Pacific Minerals Inc. (TSX & ASX: OYM, OTCBB: OLYMF, and Frankfurt: OP6) (the "Company" or "Olympus") Chief Executive Officer, John Seton, is pleased to announce continuing positive results from diamond drilling within the Company’s  Bau Goldfield Property  in Sarawak, East Malaysia.

Recent drilling within granted Mining Leases 135 and 143 has intersected a significant zone of open-ended mineralization below and to the south of the historic Bekajang open-pit, which was previously mined to a depth of about 40 meters only. A perspective view of the historic Bekajang pit and nearby holes with significant intercepts is shown below:

Selected intercepts are tabulated below:

BYG PIT AREA: Selected Gold Intercepts		True Widths Undetermined
Hole No	From (m)	To (m)	Length (m)	Au (g/t)
BYDDH-02	15.50	55.50	40.00	4.79
BYDDH-02 incl	15.50	17.00	1.50	5.47
BYDDH-02 and	28.80	31.00	2.20	16.51
BYDDH-02 and	37.35	55.50	18.15	7.30
BYDDH-02 with	44.00	47.00	3.00	15.20
BYDDH-04	34.65	82.00	47.35	4.53
BYDDH-04 –incl	55.00	69.00	14.00	7.54
BYDDH-04 –with	62.00	65.00	3.00	21.50
BYDDH-04	86.70	89.30	2.60	2.41
BYDDH-04	117.00	118.25	1.25	3.54
BYDDH-06	19.00	31.00	12.00	3.35
Including:	20.00	21.00	1.00	24.60
BYDDH-06	36.00	42.00	6.00	8.56
Including:	36.85	39.10	2.25	21.69
BYDDH-06	68.50	71.00	2.50	3.26
BYDDH-07	0.00	5.00	5.00	1.90
BYDDH-07	192.00	193.20	1.20	7.18
BYDDH-09	45.00	46.00	1.00	5.52
BYDDH-09	62.50	65.50	3.00	4.88
Including:	63.50	64.50	1.00	10.30
BYDDH-09	75.00	83.60	8.60	24.07
Including:	76.30	80.20	3.90	48.47
BYDDH-12	116.00	131.90	15.90	7.35
Including:	123.00	128.00	5.00	18.16

The intersection of higher grade zones beneath the current modelled resource boundary (such as 3.90m @ 48.47 g/t Au in BYDDH-09) suggests a steepening of the main gold mineralized zone and an interpreted north-south trend. Systematic step-out drilling is in progress.

A JORC/NI43-101 “Inferred” resource of 0.6M oz of gold (10,100,000t @ 1.85 g/t Au) has been estimated from modelling of shallow mineralization in the Bekajang Sector as a whole. This is inclusive of a current “Inferred” resource in and around the BYG pit (where the reported drill results are located) standing at 3,097,000 tonnes @ 2.22g/t gold (221,300 oz gold). While it remains uncertain whether the Bekajang Sector targeted resource of one million ounces of gold will be achieved, the intercepts tabulated above are deemed encouraging.

Company Chief Executive Officer, John Seton, said: “These are very important intercepts in anyone’s language. Bau Central is now really starting to deliver on expectations. Three out of seven sectors within the central goldfield mineralization trend are now at feasibility stage, and these results clearly illustrate the potential for this project to ultimately deliver multiple million ounce gold deposits.”

BAU GOLDFIELD
PROJECT BACKGROUND

The Bau Goldfield   property is a brown-field project spread over a large geographic area in which the Company owns existing mining tenements that cover much of the historic Bau Goldfield, in Sarawak, East Malaysia.

A JORC/NI43-101 gold resource of 2.45Moz, consisting of 0.56M oz “Indicated” (10,963,000 t @ 1.60g/t Au) and 1.89M oz “Inferred” (35,808,000t @ 1.64g/t Au), has previously been released (See Olympus press release dated June 24, 2010). This resource is in multiple deposits at varying levels of development and resource status.

Exploration, including a 25,000m drilling programme, is focussed on a linear belt comprising eight sectors, shows that Figure 2.  A new estimate of upgraded and expanded resources is expected to be announced by the end of 2011.

Mining feasibility studies are underway to determine the optimal development route and examine the issues sequentially involved in developing multiple deposits (See Olympus press release dated September 8, 2011). Data output from the 2,011 drilling programme will be utilized for definitive mining studies during 2012, with the objective of achieving production status by 2014.

Company equity in the Bau Goldfield Project operating Joint Venture Company (North Borneo Gold Sdn Bhd) currently stands at 80.53%. The company plans to acquire an additional interest to bring its total stake to 93.55% within the next two and a half years.

Olympus is a diversified gold company focussed on Southeast Asia, with two operating mines and four advanced exploration properties. The Company expects to produce 40,000 oz of gold this year and plans to further expand existing gold plant capacities and commission two new mines to achieve an annualized production rate in excess 200,000 oz of gold by 2014.

OLYMPUS PACIFIC MINERALS INC.

John A.G. Seton
Chief Executive Officer

For further information contact:

James W. Hamilton,
Vice-President Investor Relations
T: (416) 572-2525 or TF: 1-888-902-5522
F: (416) 572-4202

info@olympuspacific.com
www.olympuspacific.com

The material in this announcement has been prepared under the supervision of Rod Murfitt, a member of the Australasian Institute of Mining and Metallurgy (AusIMM) and a Competent Person, as defined in the 2004 Edition of the "Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserve" (the JORC Code) and Canadian Instrument 43-101.  Mr Murfitt consents to the inclusion in this report of the Information, in the form and context in which it appears.

OLYMPUS FOFI DISCLAIMER

Certain of the statements made and information contained herein is "forward-looking information" within the meaning of the Ontario Securities Act, including statements concerning our plans at our Vietnamese mineral projects, which involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking information. Forward-looking information is subject to a variety of risks and uncertainties which could cause actual events or results to differ from those reflected in the forward-looking information, including, without limitation, failure to establish estimated resources or to convert resources to mineable reserves; the grade and recovery of ore which is mined varying from estimates; capital and operating costs varying significantly from estimates; delays in obtaining or failure to obtain required governmental, environmental or other project approvals; changes in national and local government legislation or regulations regarding environmental factors, royalties, taxation or foreign investment; political or economic instability; terrorism; inflation; changes in currency exchange rates; fluctuations in commodity prices; delays in the development of projects; shortage of personnel with the requisite knowledge and skills to design and execute exploration and development programs; difficulties in arranging contracts for drilling and other exploration and development services; dependency on equity market financings to fund programs and maintain and develop mineral properties; risks associated with title to resource properties due to the difficulties of determining the validity of certain claims and other risks and uncertainties, including those described in each management discussion and analysis. In addition, forward-looking information is based on various assumptions including, without limitation, the expectations and beliefs of management; the assumed long-term price of gold; the availability of permits and surface rights; access to financing, equipment and labour and that the political environment within Vietnam will continue to support the development of environmentally safe mining projects. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements. Accordingly, readers are advised not to place undue reliance on forward-looking information. Except as required under applicable securities legislation, the Company undertakes no obligation to publicly update or revise forward-looking information, whether as a result of new information, future events or otherwise.

APPENDIX
BEKAJANG SECTOR: SIGNIFICANT RECENT DRILL INTERCEPTS		True Widths Undetermined
Hole No	From (m)	To (m)	Length (m)	Au (g/t)
BKDDH-10	1.00	6.20	5.20	1.01
BKDDH-10	9.20	14.00	4.80	1.71
BKDDH-10	126.25	128.60	2.35	1.09
BKDDH-10	154.00	155.00	1.00	0.51
BKDDH-10	297.05	300.60	3.55	2.09
BYDDH-02	1.90	5.50	3.60	1.06
BYDDH-02	7.70	10.70	3.00	0.50
BYDDH-02	15.50	55.50	40.00	4.79
BYDDH-02 - incl	15.50	17.00	1.50	5.47
BYDDH-02 - and	28.80	31.00	2.20	16.51
BYDDH-02 - and	37.35	55.50	18.15	7.30
BYDDH-02 - with	44.00	47.00	3.00	15.20
BYDDH-03	20.00	21.00	1.00	0.64
BYDDH-03	27.00	28.00	1.00	1.27
BYDDH-03	31.00	34.00	3.00	1.24
BYDDH-04	0.00	0.70	0.70	1.52
BYDDH-04	4.70	8.80	4.10	1.68
BYDDH-04	34.65	82.00	47.35	4.53
BYDDH-04 - incl	55.00	69.00	14.00	7.54
BYDDH-04 - with	62.00	65.00	3.00	21.50
BYDDH-04	86.70	89.30	2.60	2.41
BYDDH-04	117.00	118.25	1.25	3.54
BYDDH-04	136.00	137.00	1.00	1.61
BYDDH-06	1.00	2.00	1.00	1.17
BYDDH-06	6.00	9.00	3.00	0.59
BYDDH-06	11.00	13.00	2.00	1.28
BYDDH-06	19.00	31.00	12.00	3.35
BYDDH-06 - incl	20.00	21.00	1.00	24.60
BYDDH-06	36.00	42.00	6.00	8.56
BYDDH-06 - incl	36.85	39.10	2.25	21.69
BYDDH-06	68.50	71.00	2.50	3.26
BYDDH-06	88.00	89.00	1.00	0.53
BYDDH-07	0.00	5.00	5.00	1.90
BYDDH-07	10.40	11.70	1.30	0.68
BYDDH-07	145.00	146.00	1.00	0.60
BYDDH-07	150.00	151.00	1.00	3.80
BYDDH-07	161.00	165.30	4.30	1.57
BYDDH-07	192.00	193.20	1.20	7.18
BYDDH-09	0.00	5.30	5.30	1.02
BYDDH-09	10.00	11.00	1.00	0.67
BYDDH-09	15.60	18.70	3.10	0.89
BYDDH-09	45.00	46.00	1.00	5.52
BYDDH-09	62.50	65.50	3.00	4.88
BYDDH-09 - incl	63.50	64.50	1.00	10.30
BYDDH-09	75.00	83.60	8.60	24.07
BYDDH-09 - incl	76.30	80.20	3.90	48.47
BYDDH-09	95.95	97.00	1.05	0.94
BYDDH-12	21.45	24.10	2.65	0.68
BYDDH-12	26.15	26.40	0.25	0.97
BYDDH-12	54.25	59.70	5.45	1.31
BYDDH-12	116.00	131.90	15.90	7.35
BYDDH-12 - incl	123.00	128.00	5.00	18.16
BYDDH-12	143.00	144.20	1.20	0.75